UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

- [ ] Form C: Offering Statement
- [ ] Form C-U: Progress Update
- [ ] Form C/A: Amendment to Offering Statement
    - [ ] Check box if Amendment is material and investors must reconfirm within five business days.
- [X] Form C-AR: Annual Report
- [ ] Form C-AR/A: Amendment to Annual Report
- [ ] Form C-TR: Termination of Reporting

Name of Issuer:

Liquid Mining Inc.

Legal Status of Issuer:

Form:

CORPORATION

Jurisdiction of Incorporation/Organization:

Nevada

Date of Organization:

November 15, 2021

Physical Address of Issuer:

48 W Huron Street Pontiac MI 48342

Website of Issuer:

liquidmining.net

Current number of employees:

1

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$3,298,675	$0
Cash & Cash Equivalents	$306,690	$0
Accounts Receivable	$0	$0
Short-term Debt	$163,134	$0
Long-term Debt	$881,510	$0
Revenues/Sales	$261,538	$0
Cost of Goods Sold	$450,489	$0
Taxes Paid	$0	$0
Net loss	$(608,910)	$0

April 27, 2023

Liquid Mining Inc

FORM C-AR



LiquidMining Inc ("LMI," the "Company," "we," "us," or "our"), is offering an amount of $1,000,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of Convertible Callable Promissory Notes (the "Note(s)" or "Convertible Note(s)") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by June 6, 2023 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Rialto Markets LLC (the "Intermediary"). All committed funds will be held in escrow with Wilmington Trust, N.A. (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment subscriptions will be represented by the issuance of a Convertible Callable Promissory Note, as further described below. Securities sold in this Offering will be deposited into a custodial account maintained by Wilmington Trust, N.A., who will serve as the custodian (the "Custodian") for this Offering and reflect each Investors' beneficial interest in the Notes sold. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC," or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Joseph E Dwyer	President & Officer	Co-Founder Secretary	November 15, 2021 to Present
Richard R. Dwyer	Chief Executive Officer, Co-Founder	(1) Operate and Manage Financial Advisory Service (2) COO, Oversee Operations of Registered Investment Advisor	3/2012 to Present 10/2021

BENEFICIAL OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Joseph E. Dwyer	Common Stock	30,000,000	50%	50%
Violeta R Dwyer	Common Stock	30,000,000	50%	50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

The management of LMI began mining operations in January 2022 with Bitcoin ("BTC"). LMI realized that it would need power and room to grow the mining farm it intended to have. Management began looking for a facility to operate the machines in late October, 2021. After an extensive search that found adequate buildings, they were rejected for lack of sufficient power. Eventually in December 2021 the building that was home to the former printing company Oakland Press in Pontiac, MI was put under agreement with a lease start date of January 3, 2022.

Currently LMI has 502 ASIC units that should generate 60 Peta Hashes per second when fully deployed, this translates to approximately $140,000 per month in revenue. This along with the funds being raised should increase production to over 240 Peta Hashes per second within 90 days of funding, assuming the full $5 million is raised. This should provide over $560,000 per month in gross revenue. The funds being raised will be deployed immediately once available to purchase additional ASIC machines, immersion cooling equipment and pay for installation.

LMI intends to use the majority of revenue it generates after paying interest to investors on equipment to continue to increase the hash rate of the mining operation.

In January 2023, we filed a suit against the building owner for breach of contract for not providing the 10 MW of power as called for in the lease. LMI hopes to reach a resolution where we can maintain the building, even if it means accepting a lower amount of power. Meanwhile, we are working on several properties to secure the power we need and expect to have a lease in place by June 2023.

Business Plan

LMI is conducting an initial $5 million offering to position the Company to purchase additional Bitcoin miner units. LMI intends to do two additional capital raises over the next twenty-four months to position the Company with the potential to reach $2 million in net revenue per month. Should this occur, of which there can be no assurance, LMI anticipates the Company would have a valuation of $200 to $300 million, at which point it will seek a liquidity event through a public offering, merger, or sale.

What is the Opportunity?

The global blockchain technology market size is expected to reach USD $394.60 billion by 2028, according to a new report by Grand View Research, Inc. Blockchain is projected to expand at a CAGR of 82.4% from 2021 to 2028. The growth can be attributed to the increasing number of merchants, nations, and individuals accepting cryptocurrency. In addition, the growing interest of financial institutions in blockchain technology is also driving market growth. Bitcoin was the first blockchain that utilized a distributed ledger to negate the need for an intermediary to validate transactions.

Finally, demand for Bitcoin is increasing while the supply of Bitcoin reduces every four years; the reduction is called a halving. In 2024 the current block reward of 6.25 coins for Bitcoin will be reduced to 3.125 coins. The following charts show Bitcoin Inflation vs. Time and The Halving of Bitcoin and how the price has reacted thus far:



RISK FACTORS

An investment in our Units involves risks. In addition to other information contained elsewhere in this Form C-AR, you should carefully consider the following risks before acquiring our Units offered by this Form C-AR. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Units and the market price of our Units, which could cause you to lose all or some of your investment in our Units. Some statements in this Form C-AR, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Units in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Bitcoin Mining Risks
The mining of Bitcoin has certain unique risks related to operations; (a) cybercriminals may access Bitcoin miner machines to engage in unlawful acquisition of bitcoins through a botnet; (b) the Company and its network of miner computers will be subject to certain security risks from outside hacking and intrusion attempts. Any successful intrusion attempt could damage the miners capabilities to effectively mine Bitcoin or provide hackers access to internal Company networks; and (c) mined Bitcoin held in a digital wallet for the Company could be subject to a hacking event wherein cybercriminals divert the Company's mined Bitcoin assets to different accounts outside the control of the Company.

Further, the requirements for power and cooling to run the bitcoin miners could increase or the cost for such needed services could increase thus negatively impacting the Company's financial results.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
Economic dislocations based on the impact of a pandemic could impact the price of Bitcoin assets and thus the Company's revenue may be adversely affected by such an event in the future.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security

vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

If we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations as an operating business. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

<u>Risks Related to the Offering</u>

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company may end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C-AR and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which investors can resell their Units may not develop.

There is currently no public trading market for our Convertible Notes, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Notes at any price. Accordingly, you may have no liquidity for your Notes. Even if a public or private market does develop, the market price of the Notes, or Shares if conversion has been executed, could decline below the amount you paid for your Notes.

There may be state law restrictions on an Investor's ability to sell the Note(s).

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Units. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Units. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law after one year, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the terms for the Notes offered.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, 2 owners hold 100% outstanding (50% each) voting Shares of the Company. These security holders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These security holders may have Units that are different from yours. For example, these holders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these security holders could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The value of your investment may be diluted if the Company issues additional options, convertible securities or capital stock.
The convertible note in this offering will convert at a conversion price based on the per share price of the Company in the future, or a capped valuation relative to the number of outstanding Shares. If we issue more Shares, this may result in the reduction in the value of the Shares that you may receive upon conversion of the convertible notes.

Any valuation for the Company at this stage or at the time of any Note Conversion may be difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess. Investors that convert their Note(s) into capital stock may convert at a valuation that

is ultimately not reflective of the actual value of the Company at the time of conversion.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Joseph E. Dwyer	Common Stock	30,000,000	50%	50%
Violeta R Dwyer	Common Stock	30,000,000	50%	50%

THE OFFERING

LiquidMining Inc ("LMI," the "Company," "we," "us," or "our"), is offering an amount of $1,000,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of Convertible Callable Promissory Notes on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by June 6, 2023 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The minimum investment per investor is $500.

Terms of the Convertible Callable Notes

Type: Convertible Callable Promissory Note
Terms: The interest rate is a minimum of 10% and can increase via a formula in the Note.

The following is a summary of the basic terms and conditions of the Notes. The following summary is qualified in its entirety by the terms included in the Convertible Callable Promissory Note and Convertible Callable Promissory Note Purchase Agreement of the Company. Any defined terms below are included in the Convertible Callable Promissory Note:

Maturity Date	10 years from the date of applicable closing; However the Note holder can redeem after the 3 years.
Interest	10%; Interest on this Promissory Note shall accrue at the Interest Rate or the maximum rate permissible by law, whichever is less.

Liquidation or Dissolution of the Company	If any Event of Default occurs, the Full Note Amount shall become, at the election of the Holder, immediately due and payable in cash. From and after the occurrence and during the continuance of any Event of Default, the Interest Rate shall automatically be increased to eighteen percent (18.0%) or the maximum rate permissible by law, whichever is less.
Upon Maturity	Company shall, except if elected otherwise by Holder pursuant to Section 3 upon the Maturity Date, pay to the Holder an amount in cash representing all the outstanding Principal, accrued and unpaid Interest and accrued and unpaid late charges on such Principal and Interest (collectively, the "Full Note Amount").
Pre-Payment	This Promissory Note is not redeemable prior to the Maturity Date. The Company may not pre-pay the Promissory Note without the prior written consent of the Holder.
Security Interest	The obligation of the Company under the Promissory Note are not secured. The Holder shall have rights in this respect pari passu with the Company's senior most unsecured debt issued after the Issuance Date

All questions concerning the construction, validity, enforcement and interpretation of the Promissory Note shall be governed by and construed and enforced in accordance with the internal laws of the State of Florida.

The Convertible Notes sold in this Offering will convert in the following circumstances:

Conversion Right: The conversion may take place wholly or partially with respect to all or any portion of the Full Note Amount at any time on or at any time after December 31, 2025 and before the Maturity Date, in each case in the sole and absolute discretion of the Holder. The Company shall not issue any fraction of a share of New Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of New Stock, the Company shall round such fraction of a share of New Stock up to the nearest whole share. The Company shall pay any and all stamp, issuance and similar taxes that may be payable with respect to the issuance and delivery of New Stock upon conversion of any Conversion Amount.

Conversion Price: The number of shares of New Stock issuable in respect of, and upon conversion of, any Conversion Amount pursuant to Section 3(a) shall be determined by dividing the Conversion Amount by the Conversion Price. The Aggregate Note Amount shall be convertible into a number of shares of Common Stock equal to the quotient of the Aggregate Note Amount divided by \ the price per share of Common Stock offered to the public in the Qualified Offering (the "IPO Price") less twenty percent (20%).

Outstanding Capital Stock:

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Certificate of Incorporation. For a complete description of the Company's capital stock, you should refer to the Certificate of Incorporation. We are authorized to issue 100,000,000 Shares of common stock with par value $0.001. As of December 15, 2022, our outstanding Shares of common stock consisted of 60,000,000 Units and our outstanding Shares of preferred stock consisted of 24,020 Units.

Class of Equity	Authorized Limit	Issued and Outstanding	Available
Class A Common	95,000,000	60,000,000	35,000,000
Class B Common	3,000,000	0	3,000,000
Preferred Stock	2,000,000	24,020	1,975,980

Voting Rights

Each holder of the Company's outstanding Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The Class B Common Stock shall be non-voting stock.

Common and Preferred Stock Dividend Rights

Yes

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

The offering price and terms for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

What are the risks to purchasers associated with corporate actions (including additional issuance, issuer repurchase, sale of the issuer, related party transactions, conflicts of interest)?

Other Material Terms
The Company does have the right or obligation to repurchase the Securities. The Securities do have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered
The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	4%	$40,000	4%	$200,000
Immersion Cooling Equipment & ASICs	96%	$960,000	93.6%	$4,680,000
Reg A Filing Fees	-	-	2.4%	$120,000
Total	100%	$1,000,000	100%	$5,000,000

Rialto Markets, LLC shall take a four percent (4%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver securities to investors through the Intermediary, who will subsequently notify investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Date: May 1, 2023

LIQUID MINING INC
(Issuer)

By:

/s/ Richard Dwyer
(Signature)
Name: Richard Dwyer
Title: Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Richard Dwyer
(Signature)

Richard Dwyer
(Name)

Chief Executive Officer
(Title)

May 1, 2023
(Date)

Liquid Mining Inc
Balance Sheet
For the period ended December 31, 2022


ASSETS


Current Assets		
Cash and cash equivalents		306,690
Related party receivable		61,697
Total Current Assets		368,387
Property, plant & equipment, net of accumulated depreciation of $193,533		2,190,234
Right of use asset		612,393
Intangible assets		58,327
Deferred tax asset		49,334
Other assets		20,000
TOTAL ASSETS	$	3,298,675


LIABILITIES AND SHAREHOLDERS' EQUITY


Current Liabilities		
Accounts payable and accrued expenses	$	226,638
Dividends payable		8,149
Accrued interest		9,058
Short term loan, related party		163,134
Current portion of lease liability, finance leases		25,472
Total Current Liabilities		432,451
Noncurrent portion of lease liability, finance leases		615,348
Derivative liability		143,213
Convertible notes, amortized cost		881,510
TOTAL LIABILITIES	$	2,072,522
Shareholders' Equity		
Class A Voting Common shares, par $.0001 95,000,000 authorized, 60,000,000 issued and outstanding at December 31, 2022	$	1,000
Class B Non-Voting Common shares par $.0001 3,000,000 authorized, none issued and outstanding at December 31, 2022		-
Series A, nonredeemable preferred shares, par $.0001, 2,000,000 authorized, 24,020 shares issued and outstanding		480,400
SAFE note, Joe Dwyer		801,749
Additional paid in capital		551,914
Accumulated deficit		(608,910)
TOTAL SHAREHOLDERS' EQUITY	$	1,226,153
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	3,298,675

The accompanying notes are an integral part of this financial statement.

Liquid Mining Inc
Income Statement
For the period of January 1, 2022 to December 31, 2022

REVENUE

Gross Revenue:

Mining revenue	$	261,538
Total revenue		261,538

EXPENSE

Cost of Revenue:

Depreciation expense	193,532
Electricity	247,587
Other mining costs	9,370
Total cost of revenue	450,489
Gross (loss)	(188,951)

Operating Expense:

Other general & administrative	213,961
Amortization	51,032
Total operating expense	264,993

Other Income(Expense):

Interest expense and amortization of debt discount	(108,247)
Loss on disposal of intangible assets	(46,719)
Total other expense	(154,966)
Loss from operations	(608,910)
Provision for income taxes	-

Net loss	$	(608,910)
Net loss per hase - basic	$	(0.01)
Weighted average number of basic common shares outstanding		46,164,384

The accompanying notes are an integral part of this financial statement.

Liquid Mining Inc
Statement of Shareholders' Equity
For the period of January 1, 2022 to December 31, 2022

	Class A Common Stock Shares		Class A Common Stock Amount		Series A Preferred Stock Shares		Series A Preferred Stock Amount		Additional Paid In Capital		Accumulated Deficit		Total
January 1, 2022													
Founder shares issued	60,000,000	$	1,000		-	$	-	$	-	$	-	$	1,000
Contributed capital by founders	-		-		-		-		559,049		-		559,049
Issauance of preferred shares	-		-		24,020		480,400		-		-		480,400
Distributions - return of capital	-		-		-		-		(16,948)		-		(16,948)
SAFE note, Joe Dwyer	-		-		-		-		801,749		-		801,749
Net loss	-		-		-		-		-		(608,910)		(608,910)
December 31, 2022	60,000,000	$	1,000		24,020	$	480,400	$	1,343,850	$	(608,910)	$	1,216,340

The accompanying notes are an integral part of this financial statement.

Liquid Mining Inc
Statement of Cash Flows
For the period of January 1, 2022 to December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(608,909)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:		
Depreciation		193,532
Loss on derecognition of asset		46,719
Changes in assets and liabilities related to operations		
Accounts receivable, related party		(61,697)
Accounts payable and accrued liabilities		389,772
Prepaid expense		12,928
Amortization of finance lease ROU asset and liability, net		23,504
Interest payments on finance lease		(77,395)
Discount on issued debt		2,297
Accrued interest		9,058
Net cash provided by operating activities	$	(70,191)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property and equipment	$	(2,619,488)
Net cash (used in) investing activities	$	(2,619,488)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from convertible debt issuance	$	1,063,895
Proceeds from loan, related party		163,134
Proceeds from series A preferred shares		480,400
Proceeds from additional founder contributions		560,062
Proceeds from issuance of SAFE agreement		801,749
Return of capital		(8,798)
Payments for debt issuance costs		(41,468)
Principal payments on finance lease		(22,605)
Net cash provided by financing activities	$	2,996,369

NET INCREASE IN CASH IN CASH	$	306,690
Cash at beginning of period		-
Cash at end of period	$	306,690

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during year for interest	$	108,247
Cash paid during year for income taxes	$	-

SUPPLEMENTAL NONCASH DISCLOSURE

ROU assets obtained in exchange for liabilities		663,426

The accompanying notes are an integral part of this financial statement.

Liquid Mining Inc

Notes to Financial Statements
December 31, 2022

Note A – Nature of Business and Organization

Liquid Mining Inc (also hereafter referred to as "the Company", "Liquid Mining" and "LMI") was organized in January 2022 and is currently domiciled in the State of Nevada. The Company's primary business is the buildout and operation of data centers that primarily support the eco system of digital assets and digital currencies. LMI's secondary business is the development and support of mining farms that investors own and then lease facility space from the Company, or they can invest in one of LHI's mining farms and participate in the growth of that particular farm through Convertible Notes.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash includes currency on hand, demand deposits, and other types of accounts that possess the general characteristics of demand deposits in that the Company may deposit additional funds at any time and also withdraw funds at any time without prior notice or penalty. To limit exposure to potential loss due to bank failures, cash is deposited in multiple accounts with multiple institutions to ensure any one individual cash account does not exceed FDIC insurance coverage.

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash equivalents.

Financial Instruments

The Company follows ASC Topic 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment.

Our financial instruments include cash, cash equivalents, accounts payable, accrued expenses, SAFE notes, convertible debt, and freestanding derivatives bifurcated from a host contract. The carrying values of cash, cash equivalents, accounts payable, and accrued expenses are reasonable estimates of their fair value due to their short-term nature. The fair value of the convertible notes (post bifurcation) and the SAFE agreement approximates carrying value based on a comparison of terms to similar convertible offerings in the marketplace. The fair value of the freestanding derivatives bifurcated from their host contracts is adjusted each reporting period. However, since there is no active market for these specific instruments and inputs are unobservable, a Level 3 valuation is applied which requires significant judgments and estimates. No additional inputs or other indicators of price change were noted by management that would justify a change in the fair value of the bifurcated derivatives. As such, there were no fair value adjustments on December 31, 2022.

Equipment and leasehold improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets and for leasehold improvements over the life of the lease. For the current year, the only asset class is mining equipment and other related leasehold improvements, all of which are estimated to have a three-year useful life.

Expenditures for repair and maintenance which do not materially extend the useful lives of property and equipment are charged to operations. When property or equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts with the resulting gain or loss reflected in operations.

Management reviews the carrying value of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

There were no impairment losses for the period from January 1, 2022 to December 31, 2022.

Revenue Recognition

Mining revenue is recognized in accordance with FASB ASC Topic 606: *Revenue from Contracts with Customers*, in which the Company's sole customer during 2022 was Luxor Technology Corporation, a mining pool operator. The Company's providing computer power as part of transaction verification services falls within the scope of Topic 606, with a contract being formed when Liquid Mining provides such services. The provision of computing power is the sole performance obligation, with the satisfaction thereof occurring over time. However, due to the inherent uncertainty around the amount and timing of such revenue recognition, which is dependent on Luxor being the first to solve a hash puzzle, variable consideration is fully constrained, with recognition of revenue only taking place once Luxor is the first to solve the puzzle and the Company's share of cryptocurrency is confirmed. Since Liquid Mining serves as principal in the arrangement, revenue is recognized on a gross basis, with the fee paid to the mining pool operator being included in cost of sales. Luxor Technology Corporation compensates the Company in two ways, the "block reward", which is paid by the network to the minor, and transaction fees, which are paid by the users to the minor. When the mining pool successfully finds a block, the Company is awarded all of the transaction fees in that block plus the reward from the network.

Cost of revenue

All costs directly associated with revenue generating activities are included in cost of revenue in the determination of gross profit. Such identified costs include depreciation of mining equipment, electricity, and other ancillary expenses such as hosting fees and maintenance of mining equipment.

Intangible assets

Intangible assets held by the Company include digital assets (Bitcoin), which are recorded at cost if purchased, and if received as noncash consideration in exchange for goods and services under FASB ASC Topic 606, are measured at fair value at contract inception. While changes in the fair value of Liquid Mining's digital assets are not recorded in earnings, the Company considers such assets to represent a level 1 valuation, as there is an active market for Bitcoin and quoted prices are readily determinable (inputs are directly observable). As such, determination of fair value only occurs if such assets are received as noncash consideration from revenue transactions (at contract inception), but subsequent change in value will only occur if an impairment is warranted.

The digital assets held by the Company are indefinitely-lived and thereby not subject to amortization. Consistent with FASB ASC Topic 350 "*Intangibles-Goodwill and Other*", the Company tests the assets annually for impairment, and more frequently if circumstances suggest that impairment is more likely than not to have occurred.

Income Taxes

The Company accounts for income tax using the asset and liability method prescribed by ASC 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. The Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2022. The Company's tax returns are subject to income tax examinations generally for a period of three years from the date of filing. The Company's 2022 tax year is open for examination for federal and state taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include a Level 3 valuation of the conversion feature (an embedded derivative) associated with the convertible notes. Since the host contract is a debt instrument, FASB ASC Topic 815 "*Derivatives and Hedging*" requires separation of an embedded derivative from its host contract, measured at fair value, and reported separately as a derivative instrument on the balance sheet. Absent observable inputs in determining the fair value, the Company applies unobservable inputs as outlined in FASB ASC Topic 820 "*Fair Value Measurement*".

Other significant estimates include the determination of the useful life of mining equipment and management's expected election of provisions within their sole lease agreement. Liquid Mining's operations are capital intensive (i.e., significant purchases and usage of mining equipment). As such, depreciation represents a significant expense which is driven by management's estimate of useful life. For the lease agreement, at inception, management determined that they were "reasonably certain" to remain in the arrangement indefinitely, including the explicit intent to exercise a purchase option to acquire the leased facility. As such, these assumptions dictated the term and classification of the lease arrangement.

All of the estimates and assumptions outlined above have a material impact on the financial statements and the presentation thereof.

Current Vulnerability Due to Certain Concentrations

During the year, Luxor Technology Corporation, the Company's sole current customer, comprised all reported mining revenue. It is at lease reasonably possible that, in the near term, events could transpire resulting in a severe impact on earnings, including significant disputes with the customer, occurrence of a natural disaster at the pooling location, or other such disruptions that could negatively impact Liquid Mining's ability to earn revenue. While such events are not expected to happen, the Company acknowledges the existence of such risk and will expand its customer base as the organization grows.

Accounting for Leases

In March 2016, the FASB issued ASU No. 2016-02, Leases. The main difference between the provisions of ASU No. 2016-02 and previous GAAP is the recognition of right-of-use assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. ASU No. 2016-02 retains a distinction between finance leases and operating leases, and the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize right-of-use assets and lease liabilities. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. This ASU is effective for public business entities in fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted as of the beginning of any interim or annual reporting period. The Company's adoption on January 1, 2022, did not have a material impact on the financial statements.

During the period ended December 31, 2022, the Company executed a long-term lease resulting in the recording of a Right-of-Use Asset and corresponding lease liability. See Note D.

Intangible assets – cryptocurrency:

The Company accounts for cryptocurrency as an intangible asset, recording the asset at cost if purchased, and measured at fair value at contract inception if received in exchange for goods or services. Once the cryptocurrency is measured and recognized, no subsequent adjustments to fair value will occur, with subsequent changes only occurring if an impairment is warranted. An impairment assessment of indefinitely-lived intangible assets is performed at least annually, and more frequently if management determines that the carrying amount exceeds fair value and recovery is less than likely. The total carrying amount of intangible assets not subject to amortization at year-end 2022 was $58,327.

Earnings per share:

Liquid Mining follows the guidance in FASB ASC Topic 260 "*Earnings per Share*" in presenting per share earnings on the face of the income statement. The convertible debt instruments and SAFE agreement contain potentially dilutive features, but substantive non-market-based contingencies had not been achieved at December 31, 2022. As such, the contingently issuable shares were not included for a dilutive earnings per share calculation. The convertible debt instruments permit conversion only upon a future liquidity event, as well as restriction to exercise such conversion features no sooner than December 31, 2025. Similarly, the SAFE agreement only permits exercise if and when the Company engages in a future liquidity event.

Earnings applicable to common shares used in the calculation of basic earnings per share are as follows:

Numerator:		
Net loss	$	(608,910)

Denominator:	
Weighted average number of basic shares outstanding	46,164,384

Basic earnings per common share:		
Net loss per share - basic	$	(0.01)

Note C – Property and Equipment

Property and equipment consist of the following as of December 31, 2022

Mining equipment - ASIC	$ 1,774,581.00
Immersion cooling equipment	374,026
Leasehold improvements	198,381
Other computing equipment	36,779
	2,383,767
Less: accumulated depreciation	(193,533)
	$ 2,190,234

Depreciation expense for the period from January 1, 2022 to December 31, 2022 was $193,533

Note D – Leases

In January 2022, the Company entered into a lease agreement for its corporate office and warehouse facility for an initial term of thirty-six months. However, management is reasonably certain to exercise a purchase option to acquire the underlying property, thereby classifying the lease as a finance lease. Because the Company's intent at commencement was to stay in the property indefinitely, all options to extend were included in the lease term for measurement of the lease liability, thereby extending the term through December of 2034. On January 1, 2022, the right-of-use asset and corresponding lease liability of $663,426 were recorded at commencement on January 1, 2022.

Variable lease payments include the Company's proportionate share of common area maintenance, property taxes, insurance, utilities, and other such payments subject to change at lessor's discretion. Management determined an incremental borrowing rate of 12% and has elected the practical expedient to combine lease and non-lease components.

Liquid Mining Inc

Notes to Financial Statements
December 31, 2022

Lease expense	Year Ending December 31, 2022
Finance lease expense	
Amortization of ROU assets	51,033
Interest on lease liabilities	77,395
Variable lease expense	29,999
Total	158,427

Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases	71,050
Financing cash flows from finance leases (i.e. principal portion)	28,950
ROU assets obtained in exchange for new finance lease liabilities	663,426
Weighted-average remaining lease term in years for finance leases	12
Weighted-average discount rate for finance leases	12%

Maturity Analysis	Finance Leases
2023-12	100,000
2024-12	100,000
2025-12	100,000
2026-12	100,000
2027-12	100,000
Thereafter	700,000
Total undiscounted cash flows	1,200,000
Less: present value discount	(559,179)
Total lease liabilities	640,821

Note E – Shareholders' Equity

The aggregate number of shares available for issuance includes one hundred million (100,000,000) shares that consist of three classes to be designated respectively, "Voting Common Stock", "Non- Voting Common Stock" and "Preferred Stock", all of which have a par value of $.0001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is Ninety-Eight Million (98,000,000) shares. The Common Stock shall consist of two classes, Ninety-Five Million (95,000,000) Class A Voting Common Shares and Three Million (3,000,000) Class B Non-Voting Common Shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is Two Million (2,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to issuance of any shares thereof. At the discretion of the Board of Directors, the Class B Non-Voting Common Shares may be converted into Class A Voting Common Shares and in the event that the Company commences an initial public offering of its Class A Voting Common Shares, the Class B Non-Voting Shares shall have the option to convert into Class A Voting Common Shares in accordance with such procedures as established by the Board of Directors.

During the first quarter of 2022, it was determined that 10,000,000 founders' shares would be split and issued to the two founders of the Company. These shares were subsequently split on a 6 for 1 basis, thereby increasing the initial 10,000,000 issuance of founders shares to 60,000,000.

Liquid Mining Inc

Notes to Financial Statements
December 31, 2022

During 2022 the Company issued a Simple Agreement for Future Equity (SAFE) note in the amount of $801,749. The provisions of the contract permit the holder of the note to purchase additional shares of common or preferred stock if and when Liquid Mining engages in additional equity financing prior to expiration or termination of the instrument. In accounting for the SAFE note, management applied guidance from FASB ASC Topic 480 "*Distinguishing Liabilities from Equity*" and Topic 815 "*Derivatives and Hedging*", which provides that an instrument that is indexed to its own stock and classified as an equity instrument is not in scope of the derivative guidance (known as the "own stock exception"). Redemption of the instrument is conditional and based on the Company's election (or nonelection) to engage in subsequent equity financing, and not subject to any type of unconditional obligations, such as periodic interest payments. As such, the instrument is classified as an equity instrument which thereby permits exclusion from a required bifurcation of an embedded derivative since it is also indexed to the Company's own stock.

Note F – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

No material contingencies warranting recognition or disclosure existed at year-end 2022.

Commitments

The Company entered into an agreement with DTE Electric Company (hereafter referred to as DTE) on June 1, 2022, to provide large quantities of electricity for a term of 15 years. The contract is for an annual capacity of 50,000kW, referred to as "XL Capacity" for which Liquid Mining is obligated to use no less than 75% of such capacity each year or the arrangement will be cancelled and the Company liable for additional fees. The contract provides for a "ramp up" period of five years from contract inception to enable the Company to acquire the necessary capacity to maintain minimum usage, which after that period, the obligation described above will be in full force.

The minimum usage of electricity per the arrangement will begin June 2027.

Note G – Debt and Derivative Instruments

Outstanding debt (gross of bifurcation and debt issuance costs) consists of the following:

	Rate	Authorized	Issued
Convertible Callable Promissory Notes	10%	$5,000,000	$1,063,896

As part of the Regulation CF offering, the Company issued $1,063,896 in unsecured convertible debt instruments in 2022 with a stated rate of 10% and a ten-year maturity. The instrument grants holders the option to convert their respective notes to common stock upon the completion of a qualifying offering, but no earlier than December 31, 2025, and no later than maturity. Holders of the notes that elect not to exercise the conversion feature will continue to receive the stated interest rate for the duration of the term, followed by a return of principal at maturity. The number of shares received in exchange for an investor's note is equal to the aggregate note amount divided by the offering share price less 20%. Full details of the offering and its respective terms are available in the Company's Form C which is available publicly. Following conversion, settlement is in shares only (no cash settlement).

Since the convertible notes are hybrid instruments and contain an embedded derivative (the conversion feature), management accounts for these instruments in accordance with FASB ASC Topic 815 "*Derivatives and Hedging*" and Subtopic 470-20 "*Debt with Conversion and Other Options*". The accounting guidance requires that convertible debt classified as a liability (and meeting the definition of a derivative) separate the derivative component from the host contract (i.e., bifurcation), so that the embedded derivative is separately accounted for as a freestanding instrument. The derivative component is reported at fair value on the balance sheet of $143,213, with the debt component carried at $881,510, net of unamortized debt issuance costs. Total noncash interest expense from amortizing the discount and debt issuance costs in 2022 was $2,298. Total interest expense related to convertible debt in 2022 was $28,555.

Management assessed the derivative liability for change in fair value at December 31, 2022, but did not note any additional inputs resulting in a change to the carried amount. As such, no related gains or losses were recorded in 2022.

Note H – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes are provided below:

In 2022 net loss under US GAAP was less than the amount of loss reported in accordance with the Internal Revenue Code. As a result, a net operating loss (NOL) was created that LMI will apply to future taxable income as an income tax benefit. As such, a deferred tax asset is reported on the balance sheet.

For year-end 2022, all fixed asset purchases subsequently placed in service were capitalized but fully depreciated under § 1.168(k) of the Internal Revenue Code, which is a provision of the 2017 TCJA that permits 100% bonus depreciation for qualifying purchases in 2022. Because Management depreciates fixed assets over a three-year period using the straight-line method under US GAAP, the accelerated depreciation under § 1.168(k) results in a temporary tax difference. Management assessed the tax impact of fully accelerating depreciation in 2022 under the above tax provision and the result on financial information reported under US GAAP.

Net operating loss	$	2,378,220
Net capital loss		46,719
Enacted tax rate		21%
Future deductible amount		509,237
Deferred tax asset (Loss carryforward)	$	509,237
Depreciation - Tax	$	2,383,546
Depreciation - US GAAP		193,533
Difference		2,190,013

Liquid Mining Inc

Notes to Financial Statements
December 31, 2022

Excess tax basis loss over US GAAP	2,190,013
Enacted tax rate for C Corporations	21%
Future taxable amount	459,903
Deferred tax liability	$ 459,903
Net deferred tax asset	$ 49,334

Because 2022 was the first year of operation for Liquid Mining, there were no opening balances of deferred income tax expense or benefit. The Company expects 2023 and beyond to result in taxable income and will utilize the full amount of the NOL carryforward over those years. As such, LMI has not applied a valuation allowance against the deferred tax asset.

Note I – Fair Value of Financial Instruments

The Company's liabilities measured at fair value on a recuring basis have been categorized based on a fair value hierarchy determined as follows:

Level 1 – Observable inputs such as unadjusted quoted prices in active markets for identical instruments.

Level 2 – Inputs other than quoted prices in active markets that are observable either directly or indirectly, including quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market data and require the reporting entity to develop its assumptions.

On December 31, 2022, the only instrument measured at fair value was the conversion feature bifurcated from the host contract and presented on the balance sheet as a freestanding instrument. Management's measurement of the instrument is provided below:

Liabilities:	Level 1	Level 2	Level 3	Total
Derivatives	$ -	$ -	$ 143,214	$ 143,214

Since FASB ASC Topic 815 "*Derivatives and Hedging*" requires embedded derivatives not subject a scope exception to be bifurcated, measured at fair value, and reported separately, and since inputs are unobservable, management was required to develop its own assumptions. To assess the fair value of the instrument, management considered the debt issuance costs associated with the convertible notes as well as the market rate for similar debt issuances of companies with a similar risk profile. Management was able to determine the value of the instrument by directly reducing the notes by the amount of the related debt issuance costs, and further discounting the host contracts so that the effective interest rate of the notes was consistent with market rates as of the date of issuance. The difference between the face amount and the discounted amount was determined to be the value of the conversion feature. No additional inputs or other information came to management's attention at December 31, 2022, that indicated an adjustment to fair value was warranted. As such, no change to the fair value of the freestanding derivative was applied.

Note J – Related Party Transactions

From March through June of 2022, $91,971 was paid by Joseph Dwyer, co-founder and 50% common shareholder, for electricity expense owed to DTE Energy. Of this amount, $32,925 was paid from additional-paid-in-capital and $59,047 from cash proceeds from Mr. Dwyer directly to the utility company. To compensate Mr. Dwyer, the Company agreed to pay him in Bitcoin an amount of 5.81 BTC, which had a fair market value (FMV) at transfer of $120,744 and a cost basis of $151,043. In executing this transfer, Liquid Mining derecognized the asset and realized a $30,299 loss representing the difference between the carrying value and market value upon transfer. The Company then recognized a related party receivable in the amount of $61,697 due to the FMV of BTC transferred exceeding the $59,047 in cash paid by Mr. Dwyer directly to DTE Energy on Liquid Mining's behalf. The cash payment was subsequently received January 30, 2023.

Note K – Subsequent Events

Management has assessed subsequent events through April 26, 2023, the date on which the financial statements were available to be issued.

On January 27, 2023, a breach of agreement was filed against the landlord of the leased property for non-performance. This matter was still pending as of the date of financial statement issuance.

Management has assessed subsequent events through April 26, 2023, the date on which the financial statements were available to be issued.

Liquid Mining Inc

Principal Executive Officer Certification:

I, Richard Dwyer, certify that:

1. The financial statements of Liquid Mining Inc. included in this Form are true and complete in all material respects; and

2. The tax return information of Liquid Mining Inc. included in this Form reflects accurately the information reported on the tax return for Liquid Mining Inc. filed for fiscal year ended December 31, 2022.



[Signature]

___4/27/2023___

[Date]